Exhibit 99.16

EXECUTION VERSION

INVESTOR’S RIGHTS AGREEMENT

THIS INVESTOR’S RIGHTS AGREEMENT (this “Agreement”) made as of the 25th day of January 2024, by and among Selina Hospitality PLC, a company organized and existing under the laws of England and Wales having company number 13931732 (the “Company”) and Osprey International Limited, registered in Cyprus with number HE385659 (the “Investor”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Subscription Agreement and the Senior Secured Note, as applicable (each as defined below).

WITNESSETH:

WHEREAS, this Agreement is being executed prior to or concurrently with, and will become effective upon, the Closing (as defined below);

WHEREAS, on or around the date of this Agreement the Company and the Investor shall, contingent on the consummation of the Concurrent Note Purchase (as defined below), enter into a subscription agreement in relation to the private placement of 80,000,000 new ordinary shares of the Company, having a nominal value of $0.005064 per share (“Ordinary Shares”), to be issued to the Investor, equating to $16.0 million of the Company’s Ordinary Shares, for a per share purchase price of $0.20 and up to 380,677,338 private warrants with an exercise price of $0.01 per share (the “$16M Subscription Agreement”);

WHEREAS, on or around the date of this Agreement the Company and the Investor shall, contingent on the consummation of the Concurrent Note Purchase (as defined below), enter into a separate subscription agreement in relation to the private placement of a further 60,000,000 new Ordinary Shares, to be issued to the Investor, equating to $12.0 million of the Company’s Ordinary Shares, for a per share purchase price of $0.20, such subscription to be completed by the Company in stages during a period of not less than 12 months from the Closing Date (the “$12M Subscription Agreement”);

WHEREAS, the Company and the Investor and others entered into a secured convertible promissory note dated as of June 26, 2023 and a convertible note instrument dated as of July 31, 2023, which are being amended on the date hereof as part of a wider restructuring of the Company’s indebtedness under the Indenture, dated as of October 27, 2022, in respect of $147.5 million principal amount of the Company’s 6.00% Convertible Senior Notes due 2026, to be exchanged in part for new Senior Secured Notes (as defined herein);

WHEREAS, on or around the date of this Agreement the Company and the Investor shall enter into a registration rights agreement substantially in the form attached hereto as Exhibit A (the “Registration Rights Agreement”); and

WHEREAS, the Investor and the Company desire to set forth certain matters regarding their ownership or potential ownership of the Ordinary Shares and certain other matters as set forth below.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1. Affirmative Covenants.

1.1 Confidentiality. The Investor agrees that any information obtained pursuant to this Agreement will not be disclosed or used for any purpose without the prior written consent of the Company other than the exercise of rights under this Agreement; provided, that the Investor may disclose any such information on a confidential basis to its directors, officers, employees, advisors and representatives.

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2. Definitions. As used herein, the following terms have the meanings set out below:

2.1.1 “5% Beneficial Interest Date” means the date on which the Investor ceases to own (directly or indirectly) at least a 5% Beneficial Interest.

2.1.2 “5% Beneficial Interest” means, as determined by reference to the preparation instructions for the Company’s annual report on Form 20-F, a beneficial interest in the Company amounting to five (5) percent.

2.1.3 “Board Trigger Date” means the 5% Beneficial Interest Date.

2.1.4 “Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

2.1.5 “Closing” means the settlement date of the Senior Secured Notes.

2.1.6 “Closing Date” means the date of the Closing.

2.1.7 “Concurrent Note Purchase” means the sale and purchase by the Company of the Senior Secured Notes.

2.1.8 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.1.9 “Holder” means each Investor that is party to this Agreement or has signed a Joinder Agreement to this Agreement and holds outstanding Registrable Securities.

2.1.10 “Registrable Securities” shall have the meaning set forth in the Registration Rights Agreement.

2.1.11 “Rule 144” means Rule 144 promulgated under the Securities Act.

2.1.12 “SEC” means the Securities and Exchange Commission.

2.1.13 “Securities Act” means the Securities Act of 1933, as amended.

2.1.14 “Senior Secured Notes” means the Company’s 6.00% Senior Secured Notes due 2029.

2.1.15 “Shares” means the ordinary shares of the Company having a current nominal value of $0.005064 each (rounded to six decimal places) and issued to the Investor and outstanding as at the Closing Date pursuant to the $12M Subscription Agreement and the $16M Subscription Agreement.

2.1.16 “Transfer” means, directly or indirectly, the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clauses (x) or (y).

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2.1.17 “Warrants” means the unexercised warrants held by the Investor as at the Closing Date pursuant to the $16M Subscription Agreement.

3. Director Nomination Rights.

3.1 Size of the Company’s Board of Directors. Each party hereto shall take all such action within its power as may be necessary or appropriate, and the Investor agrees to vote, or cause to be voted, all of its Shares at any meeting (or written consent) of the shareholders of the Company with respect to the election and/or removal of directors, such that:

3.1.1 prior to the Reset Date (as defined below), if and to the extent the Investor nominates one or more individuals to serve on the Company’s Board of Directors pursuant to its right under subsection 3.3, one or (as the case may be) more individuals serving on the Company’s Board of Directors as at the Closing Date shall resign from their position(s) on the Board of Directors concurrently with the appointment of the individual(s) so nominated by the Investor such that each appointed individual shall replace one resigning individual; and

3.1.2 by the earlier of (i) 30 June 2024 or (ii) ninety (90) days after the Closing Date (such date being the “Reset Date”), the Company’s Board of Directors shall consist of not more than nine (9) directors, the members of which shall be nominated and appointed by the Board of Directors from time to time in accordance with the Company’s Articles of Association in effect from time to time and applicable law, but subject to the Investor’s nomination rights under subsection 3.3 and Rafael Museri and Daniel Rudasevski (the “Key Individuals” and each a “Key Individual”) remaining directors subject to subsection 3.2, and in no event shall the Company’s Board of Directors consist of more than seven (7) members from the Reset Date until the Board Trigger Date unless the Investor agrees otherwise in writing.

3.2 Company Undertaking. The Company undertakes that until the Board Trigger Date, unless the Investor agrees otherwise in writing, the Key Individuals shall remain directors of the Company, provided, that the obligations of the Company pursuant to this subsection 3.2 with respect to either Key Individual shall not continue for so long as that Key Individual may be dismissed as a director in accordance with the Company’s Articles of Association in effect from time to time and/or applicable law, in each case following fraud, disqualification or any other “for cause” reason pertaining to that Key Individual, or the removal of either Key Individual by an ordinary resolution of the shareholders of the Company.

3.3 Nomination Rights. During the period beginning on the Closing Date and until the Board Trigger Date (the “Nominating Period”), the Investor shall have the right to designate by notice in writing to the Company, in its sole discretion, individuals to comprise the majority to serve on the Company’s Board of Directors (the “Appointee Directors”), one of which is to be appointed as the chairman of the Board of Directors provided, that at least one such designated individual shall be required to qualify as an “independent director” under Nasdaq Listing Rules 5605(a)(2) and 5605(c)(2). In addition, it is acknowledged by the Investor that the holders of the Senior Secured Notes shall have the right to designate, by notice in writing to the Company, one individual to serve on the Company’s Board of Directors, subject to the approval of the Investor (such consent not to be unreasonably withheld). During the Nominating Period, the Investor shall have the right to appoint the Appointee Directors to (i) the business and finance committee, (ii) the remuneration committee and (iii) the nomination committee of the Company’s Board of Directors, subject always to such appointments complying with all applicable rules, regulations, requirements and guidance of the Nasdaq and/or the SEC and any other legal or regulatory rules, guidance or requirements applying to the Company or such individuals from time to time. The Company undertakes to appoint such Appointee Directors promptly upon receiving notice from the Investor (and in any event within 10 Business Days of such receipt, or such later date as the Company and Investor agree, both acting reasonably), provided that each such Appointee Director shall have responded to all reasonable requests for information from the Company and confirmed to the Company that the Appointee Director consents to their appointment and to the extent further time is required to complete. In accordance with the Company’s Articles of Association, each Appointee Director shall be required to be approved as a director of the Company at the first general meeting following the appointment of such Appointee Director by the Board of Directors pursuant to this subsection 3.3. Save as otherwise provided for in this Agreement, the Company agrees that each Appointee Director shall be entitled to serve a three-year term following their approval by the shareholders of the Company at the first general meeting following their appointment by the Board of Directors. For the avoidance of doubt, in the event that the shareholders of the Company do not so approve the appointment of an Appointee Director, the Investor shall be entitled to re-appoint such Appointee Director (or a replacement for them) and the Company undertakes to appoint any such person so designated in accordance with the terms of this subsection 3.3. The appointment of any Appointee Director shall: (i) be conditional upon each nominated individual satisfying all legal and/or regulatory requirements and qualifications to serve as a director of the Company and satisfying all necessary background checks and identity verification procedures (the “Director Check Procedures”); (ii) take effect upon completion of the Director Check Procedures to the Company’s satisfaction (acting reasonably, in good faith, and without undue delay) and in no event later than five (5) Business Days following such completion. Prior to the Investor issuing a notice of designation to the Company in relation to an Appointee Director, the Investor and the Company shall use their reasonable efforts to arrange for such individual to meet (either virtually or in person) the Chair of the Board of Directors (provided, however, that such meeting taking place shall not be a pre-condition to the appointment of the Appointee Director).

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4. Miscellaneous.

4.1 Effectiveness. This Agreement shall become effective as of the Closing and prior thereto shall be of no force or effect.

4.2 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

4.3 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial. THIS INVESTOR’S RIGHTS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS INVESTOR’S RIGHTS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS INVESTOR’S RIGHTS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS INVESTOR’S RIGHTS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SUBSECTION 4.3 OF THIS INVESTOR’S RIGHTS AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS INVESTOR’S RIGHTS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS INVESTOR’S RIGHTS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS INVESTOR’S RIGHTS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS INVESTOR’S RIGHTS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SUBSECTION 4.3.

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4.4 Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

4.5 Entire Agreement; Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof and supersedes all prior agreement and understanding, both oral and written between parties with respect to the subject matter of this Agreement. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the Investor.

4.6 Termination. This Agreement will automatically terminate upon the earlier to occur of (i) any acquisition of the Company, including by way of merger or consolidation (except a transaction or series of related transactions as a result of which the Investor will obtain or acquire control over more than 49.99% of the voting rights of the Company’s outstanding voting equity), or (ii) the date as of which there shall be no Registrable Securities outstanding.

4.7 Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be mailed by registered mail, postage prepaid, or otherwise delivered by electronic mail, hand or by messenger, addressed to such party’s address as set forth in the shareholders register maintained by the Company or at such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this subsection 4.7 shall be effective (i) if mailed, seven (7) Business Days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email, upon transmission and electronic confirmation of receipt or, if transmitted and received on a non-Business Day, on the first Business Day following transmission and electronic confirmation of receipt.

4.8 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

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4.9 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

4.10 Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign), each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement and shall have the same legal validity and enforceability as a manually executed signature to the fullest extent permitted by applicable law.

4.11 Aggregation of Shares. All Shares held by affiliated entities or persons (and for the avoidance of doubt, the Shares held by each of the Holders which are grouped under a titled group) shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

4.12 No Third Party Beneficiaries. Except as expressly provided in this Agreement, this Agreement (including the documents and instruments referred to herein) is not intended to confer on any person other than the parties hereto any rights, remedies, obligations or liabilities hereunder.

4.13 Mutual Drafting. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

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IN WITNESS WHEREOF the parties have signed this Agreement as the date first hereinabove set forth.

SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

[Signature Pages Continue]

OSPREY INTERNATIONAL LIMITED

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

Exhibit A

Registration Rights Agreement

[See attached.]